UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant's name into English)

Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED
FEBRUARY 29, 2004

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
		February 29, 2004		November 30, 2003
				(Audited)

ASSETS
Current	$		$
Cash and cash equivalents		4,714		222
Accounts receivable		797		92

		$5,511		$314

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities		$10,977		$22,144
Due to related party (Note 5)		65,021		40,021

		75,998		62,165

Shareholders' deficiency
Capital stock (Note 3)
Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
5,291,284 common shares (November 30, 2003 - 5,291,284)		4,029,498		4,029,498
Deficit accumulated during the exploration stage		(4,099,985)		(4,091,349)

		(70,487)		(61,851)

		$5,511		$314

Nature and Continuance of Operations (Note 1)

Contingency (Note 6)
On behalf of the Board:

"Richard Coglon"	Director	"Don Sharpe"	Director

See accompanying notes.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Month Period Ended February 29, 2004	Three Month Period Ended February 28, 2003	From Incorporation to February 29, 2004

EXPENSES
Amortization	$-	$-	$2,095
Bad debts	-	-	248
Bank charges and interest (recovery)	106	(2,349)	62,875
Consulting and secretarial	-	-	205,016
Finder's fees	-	-	180,727
Management fees	-	-	337,781
Mineral property expenses	-	-	50,620
Office and miscellaneous	104	1,671	117,307
Professional fees	1,895	825	677,091
Shareholder information	3,155	-	85,295
Transfer agent and regulatory fees	3,376	577	145,181
Travel and promotion	-	-	76,952
Write-down of mineral property	-	-	1,456,807

	8,636	724	3,397,995

OTHER ITEMS
Interest income	-	-	(25,440)
Gain on settlement of debt	-	-	(1,303)
Gain on option	-	-	(1,187,500)
Foreign exchange (gain) loss	-	8	(1,735)
Loss on sale of capital assets	-	-	344
Loss on sale of long term investment	-	-	630,397
Write-down of advances to affiliate	-	-	637,768
Write-down of long-term investment	-	-	649,459

	-	8	701,990

Net loss for the period	$(8,636)	$(732)	$(4,099,985)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average shares outstanding	5,291,284	5,291,284

See accompanying notes.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Month Period Ended February 29, 2004	Three Month Period Ended February 28, 2003	From Incorporation to February 29, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(8,636)	$(732)	$(4,099,985)
Items not affecting cash:
Amortization	-	-	2,095
Bad debts	-	-	248
Finder's fees	-	-	114,932
Gain on debt settlement	-	-	(1,303)
Gain on option	-	-	(1,187,500)
Loss on sale of capital assets	-	-	344
Loss on sale of investments	-	-	630,397
Write-down of advances to affiliate	-	-	637,768
Write-down of mineral property	-	-	1,468,807
Write-down of long-term investment	-	-	649,459
Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	(705)	41	(1,045)
(Increase) decrease in prepaid expenses	-	-	-
Increase (decrease) in accounts payable and accrued liabilities	13,833	(389)	497,845

Net cash flows used in operating activities	4,492	(1,080)	(1,287,938)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to affiliate	-	-	(224,042)
Capital stock issued for cash	-	-	3,169,522

Net cash flows provided by financing activities	-	-	2,945,480

~ continued ~

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

		Three Month Period Ended February 29, 2004	Three Month Period Ended February 28, 2003	From Incorporation to February 29, 2004

	~ continued ~

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets		$-	$-	$(3,038)
Expenditures on mineral properties		-	-	(1,121,172)
Proceeds from disposal of capital assets		-	-	600
Purchase of investments		-	-	(310,025)
Advances to affiliate		-	-	(584,304)
Proceeds on disposal of investments		-	-	365,111

Net cash flows used in investing activities		-	-	(1,652,828)

Change in cash and cash equivalents for the period		4,492	(1,080)	4,714

Cash and cash equivalents, beginning of period		222	2,679	-

Cash and cash equivalents, end of period		$4,714	$1,599	$4,714

See accompanying notes.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
FEBRUARY 29, 2004

________________________________________________________________________________________________________

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to February 29, 2004.

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $70,487 at February 29, 2004 and has accumulated $4,099,985 of losses since inception, which raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

2. RELATED PARTY TRANSACTIONS

On January 8, 2004, a director of the Company advanced $25,000 to the Company. The advance is unsecured, non-interest bearing and has no specific terms of repayment.

Amounts due to related parties of $65,021 (2003 - $40,021) are due to a company of which a director of the Company is president and to directors of the Company. The amounts are unsecured, non-interest bearing and have no specific terms of repayment.

All related party transactions are in the normal course of operations and are measured at the exchange amount.

3. CAPITAL STOCK

	Number of Shares	Amount

Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
As at November 30, 2003 and February 29, 2004	5,291,284	$4,029,498

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
FEBRUARY 29, 2004

________________________________________________________________________________________________________

3. CAPITAL STOCK (cont'd...)

Stock options outstanding as of February 29, 2004 are as follows:

	Number Of Shares	Exercise Price	Expiry Date

Options	50,000	$ 0.15 US	June 26, 2011

During the three-month period ended February 29, 2004, 125,000 warrants exercisable at US $0.25 expired.

4. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

5. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

6. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
FEBRUARY 29, 2004

________________________________________________________________________________________________________

7. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

a) Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. For the three month period ended February 29, 2004 and the year ended November 30, 2003, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123.

b) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Donald Sharpe
Donald Sharpe, President
Date: April 19, 2004